UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 21, 2006

Thomas E. Barnes
Vice President – Assistant to the CEO and Secretary
Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, OH 43215-2220

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/21/2006

Re: Nationwide Financial Services, Inc.
Incoming letter dated December 21, 2005

Dear Mr. Barnes:

This is in response to your letter dated December 21, 2005 concerning the shareholder proposal submitted to Nationwide by Raymond B. Ruddy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

793 720

Nationwide

December 21, 2005

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
Attention: Division of Corporation Finance

Re: Shareholder Proposal Submitted by Raymond Ruddy for Inclusion in the 2006 Proxy Statement of Nationwide Financial Services, Inc.

Ladies and Gentlemen:

I am the Secretary of Nationwide Financial Services, Inc. (the "Company"). On November 14, 2005, the Company received a proposed shareholder resolution and supporting statement from Mr. Raymond Ruddy (the "Proposal") for inclusion in the Company's proxy statement and form of proxy for its 2006 annual meeting (collectively, the "Proxy Materials"). The Proposal requests that the Company's Board of Directors implement a policy listing all of its charitable contributions on the Company's website. A copy of Mr. Ruddy's letter setting forth the Proposal is attached hereto as Exhibit A.

I am writing on behalf of the Company to request confirmation by the staff of the Securities and Exchange Commission (the "Commission") that it would not recommend enforcement action if the Company, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), omits the Proposal from its Proxy Materials because Mr. Ruddy failed to remedy certain eligibility deficiencies in his Proposal within the 14 day period.

Pursuant to Rules 14a-8(j)(1) and (2), I have enclosed six (6) copies of this letter and all exhibits, and have contemporaneously sent one copy of this letter and all enclosures to Mr. Ruddy. In accordance with Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive Proxy Materials with the Commission. Because the Company's position is not based on matters of law, please note that our request does not include an opinion of counsel.

Background

In his Proposal, Mr. Ruddy stated that he is the owner of 140 shares of the Company's common stock and that he has held those shares for over one year. According to our records, Mr. Ruddy is not a registered holder of the Company's common stock. Mr.

One Nationwide Plaza
Columbus, OH 43215-2220

Ruddy did not provide verification of his ownership from the record holder of his shares when he submitted his Proposal to the Company.

In a letter dated November 23, 2005 (the "Deficiency Letter"), which was sent within 14 days of the Company's receipt of the Proposal, the Company informed Mr. Ruddy of the eligibility deficiencies in his Proposal. A copy of the Deficiency Letter is attached hereto as Exhibit B. The Deficiency Letter contained a detailed explanation of the manner in which Mr. Ruddy could provide evidence that his share ownership meets the requirements of Rule 14a-8(b)(1), and advised that the response was required to be postmarked or sent electronically to the Company on or before December 8, 2005. In addition, the Deficiency Letter enclosed a copy of Rule 14a-8 for Mr. Ruddy's reference. The Deficiency Letter was sent on November 23, 2005 by United Parcel Service and was received by Mr. Ruddy on November 25, 2005 at approximately 9:45 a.m. A copy of the tracking information obtained from the UPS website is attached as Exhibit C. Because Mr. Ruddy did not receive the Deficiency Letter until November 25, his response was due on December 9, 2005. Consequently, Mr. Ruddy was required to provide his verification on or before December 9, 2005.

The Company did not receive a response from Mr. Ruddy or the record holder of his shares within the 14 day deadline set forth in Rule 14a-8(f)(1). While the Company did eventually receive written verification of Mr. Ruddy's share ownership from Wachovia, the record holder of his shares, this verification was not postmarked until December 12, 2005, three days after the deadline had expired. A copy of the letter from Wachovia is attached hereto as Exhibit D.

The Proposal may be excluded pursuant to Rule 14a-8(f)(1).

The Proposal may be properly excluded pursuant to Rules 14a-8(b) and 14a-8(f)(1) under the Exchange Act because Mr. Ruddy failed to submit a written statement from the record holder of his shares demonstrating that he met the eligibility requirements of Rule 14a-8(b) within the time frame required by Rule 14a-8(f)(1).

Rule 14a-8(b)(1) requires that, as of the date a shareholder submits a proposal, such shareholder must have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year."

Rule 14a-8(b)(2) further requires that, unless a shareholder is the registered holder of the securities or has filed a Schedule 13D, Schedule 13G, or a Form 3, 4 or 5 reporting ownership, the shareholder may prove eligibility by submitting to the issuer a written statement from the record holder of the shares verifying that, at the time the proposal was submitted, the shareholder continuously held the requisite number of securities for at least one year.

The Commission staff has consistently permitted the exclusion of a shareholder proposal from proxy materials pursuant to Rule 14a-8(f) for failure by the proponent to provide verification that the ownership requirements of Rule 14a-8(b)(1) have been met within the statutory period. See, e.g., The Proctor & Gamble Company (March 18, 2005);

General Motors Corp. (March 2, 2004); CNF Inc. (January 12, 2004); CMS Energy Corporation (March 20, 2003); Atlas Air Worldwide Holdings, Inc. (March 14, 2003); Hewlett-Packard Company (December 27, 2002).

The Company believes that it may omit the Proposal pursuant to Rules 14a-8(b) and 14a-8(f)(1) because Mr. Ruddy did not satisfy the eligibility requirements of Rule 14a-8(b) within the 14 day period set forth in Rule 14a-8(f)(1). Through the Deficiency Letter, the Company informed Mr. Ruddy of the eligibility requirements on a timely basis and advised him of the 14 day deadline for his response. Mr. Ruddy received the Request Letter on November 25, 2005, and was therefore required to respond on or before December 9, 2005. The requisite verification of Mr. Ruddy's eligibility was not postmarked to be sent to the Company from the record holder of his shares until December 12, 2005, three days after the expiration of the response deadline set forth in Rule 14a-8(f)(1).

Conclusion

For the foregoing reasons, we respectfully request that the staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Proxy Materials.

The annual meeting of shareholders of the Company is scheduled for May 3, 2006 and the Company plans to finalize the Proxy Materials for printing on or about March 15, 2006. Accordingly, your prompt review of this matter would be greatly appreciated. If you have any questions, or would like to discuss this matter further, please contact me at 614-249-8169.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Thomas E. Barnes
Vice President – Assistant to the CEO and Secretary

Enclosures:	Exhibit A:	Proposal of Raymond Ruddy
	Exhibit B:	Deficiency Letter
	Exhibit C:	UPS Tracking Information
	Exhibit D:	Wachovia Letter

cc (w/encls., via Overnight Mail):
Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

EXHIBIT A

Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

November 7, 2005

Thomas E. Barnes, Vice President & Corporate Secretary
Nationwide Financial Services
1 Nationwide Plaza
Columbus, OH 43215

Dear Mr. Barnes:

I am the owner of 140 shares of Nationwide Financial common stock. I have continuously owned these shares for over one year and intend to own them through the time of the next annual meeting. At that meeting, I wish to present the following proposal.

Whereas, Thomas Jefferson said in A *Bill for Establishing Religious Freedom*, "To compel a man to furnish contributions of money for the propagation of opinions which he disbelieves is sinful and tyrannical."

Whereas, charitable contributions should serve to enhance shareholder value.

Whereas, our company has given money to charitable groups involved in abortion and other activities.

Whereas, our company respects diverse religious beliefs. It should try not to offend these beliefs wherever possible.

Whereas, our company is the subject of a boycott by Life Decisions International because of certain charitable contributions.

Whereas, mutual funds like the Timothy Plan and the Ave Maria Catholic Values Fund will not invest in our company because of contributions to certain groups.

Whereas, some potential recipients of charitable funds promote same sex marriages.

Resolved: The shareholders request the Board of Directors to implement a policy listing all charitable contributions on the company website.

Supporting Statement: Full disclosure is integral to good corporate governance. Shareholder money is entrusted to the Board of Directors to be invested in a prudent manner for the benefit of the shareholders. People did not invest in this company so a portion of their investment could be given to someone else's favorite charity. In fact, some money has gone to Planned Parenthood, a group responsible for almost two thousand abortions per year. How such contributions contribute to shareholder value would be difficult to quantify. In contrast, the subsequent boycotts caused by these contributions could hardly be considered beneficial.

Sincerely,

Raymond B. Ruddy

EXHIBIT B

Nationwide

November 23, 2005

Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030
VIA OVERNIGHT COURIER

Dear Mr. Ruddy:

We have received your letter, dated November 14, 2005, requesting that the proposal outlined in your letter be included in the 2006 proxy statement of Nationwide Financial Services, Inc. (the "Company"). As you are aware, your proposal must satisfy the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended. One of the requirements of Rule 14a-8(b) is that a shareholder must demonstrate he or she has continuously held at least $2,000 in market value of the Company's shares for at least one year as of the date the proposal is submitted. While your letter states that you have held 140 shares of the Company's common stock for over one year, your shares are not held of record in your name. As a result, the Company cannot determine whether you have satisfied the minimum ownership requirements of Rule 14a-8(b)(2). Pursuant to Rule 14a-8(b)(2), a shareholder must prove to the Company his or her eligibility to make a proposal by demonstrating ownership of his or her shares in one of the following two ways:

i. Submit to the Company a written statement from the record holder of your shares (most likely your broker or bank) verifying that, at the time you submitted your proposal on November 14, 2005, you continuously held your shares for at least one year. Rule 14a-8(b)(2)(i) also requires that you include a written statement in your proposal that you intend to continue to hold your shares through the date of the annual meeting of shareholders, which we acknowledge was done in your letter.

ii. Submit to the Company a copy of a Schedule 13D, Schedule 13G or Form 3, 4, or 5 that you filed with the Securities and Exchange Commission (the "SEC") reflecting your ownership of the shares as of or before the date on which the one-year eligibility period began, together with a written statement meeting the requirements of Rule 14a-8(b)(2)(ii)(B) and (C). Since you have not filed a Schedule 13D, Schedule 13G or Form 3, 4, or 5 with the SEC, this manner of demonstrating ownership of your securities is not applicable.

In order to meet the requirements of Rule 14a-8(b)(2), you must provide the Company a written statement from the record holder of your shares as described under paragraph (i) above within 14 calendar days of your receipt of this notice. This means that your response must be postmarked or submitted to the Company electronically on or before December 8, 2005.

For your reference, I have included a copy of Rule 14a-8 with this letter. If you have any questions, please contact my office.

Sincerely,

Thomas E. Barnes
Vice President – Assistant to the CEO and Secretary

Securities Lawyer's Deskbook

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Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

        B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

    1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year

more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the

proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

   ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

   iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

   1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

   2. The company must file six paper copies of the following:

      i. The proposal;

      ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

      iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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		Delivered to:	DOVER, MA, US
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Ship To:	**Shipper:**
RAYMOND B. RUDDY	HOME OFFICE PLAZA 1
26 ROLLING LANE	DELILAH MADDEN
DOVER MA 02030-2446	6142495986
Residential	1 NATIONWIDE PLAZA
	COLUMBUS OH 43215

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EXHIBIT D

Via UPS Overnight

CALIBRE December 12, 2005

Mr. Thomas E. Barnes
Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, OH 43215-2220

Dear Mr. Barnes:

I am Raymond Ruddy's financial advisor. Please let this letter serve as confirmation that Raymond Ruddy has continuously owned 140 shares of Nationwide Financial Services, Inc. stock since January 24, 2003. These shares are now worth approximately s6,000.

I have delayed delivery of this letter beyond the date mandated in your November 23, 2005 letter to Mr. Ruddy. Please advise whether you will accept Mr. Ruddy's proposal for inclusion in Nationwide's 2006 proxy statement. I thank you in advance.

Sincerely,

John H. Biebel

John H. Biebel, J.D., CFP®
Director, Client Management
john.biebel@calibre.com

Enclosures

cc: Raymond B. Ruddy

Nationwide

November 23, 2005

Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030
VIA OVERNIGHT COURIER

Dear Mr. Ruddy:

We have received your letter, dated November 14, 2005, requesting that the proposal outlined in your letter be included in the 2006 proxy statement of Nationwide Financial Services, Inc. (the "Company"). As you are aware, your proposal must satisfy the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended. One of the requirements of Rule 14a-8(b) is that a shareholder must demonstrate he or she has continuously held at least $2,000 in market value of the Company's shares for at least one year as of the date the proposal is submitted. While your letter states that you have held 140 shares of the Company's common stock for over one year, your shares are not held of record in your name. As a result, the Company cannot determine whether you have satisfied the minimum ownership requirements of Rule 14a-8(b)(2). Pursuant to Rule 14a-8(b)(2), a shareholder must prove to the Company his or her eligibility to make a proposal by demonstrating ownership of his or her shares in one of the following two ways:

i. Submit to the Company a written statement from the record holder of your shares (most likely your broker or bank) verifying that, at the time you submitted your proposal on November 14, 2005, you continuously held your shares for at least one year. Rule 14a-8(b)(2)(i) also requires that you include a written statement in your proposal that you intend to continue to hold your shares through the date of the annual meeting of shareholders, which we acknowledge was done in your letter.

ii. Submit to the Company a copy of a Schedule 13D, Schedule 13G or Form 3, 4, or 5 that you filed with the Securities and Exchange Commission (the "SEC") reflecting your ownership of the shares as of or before the date on which the one-year eligibility period began, together with a written statement meeting the requirements of Rule 14a-8(b)(2)(ii)(B) and (C). Since you have not filed a Schedule 13D, Schedule 13G or Form 3, 4, or 5 with the SEC, this manner of demonstrating ownership of your securities is not applicable.

In order to meet the requirements of Rule 14a-8(b)(2), you must provide the Company a written statement from the record holder of your shares as described under paragraph (i) above within 14 calendar days of your receipt of this notice. This means that your response must be postmarked or submitted to the Company electronically on or before December 8, 2005.

For your reference, I have included a copy of Rule 14a-8 with this letter. If you have any questions, please contact my office.

Sincerely,

Thomas E. Barnes
Vice President – Assistant to the CEO and Secretary

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Holdings

Portfolio ○ Custody ○ Abbrev. RAYMOND RUDDY LARGE CAP STO

As of Date: Pricing Date

Show Taxlots: ○ Yes ● No

Industry Level 1: EQUITIES

Industry Level 2: FINANCIALS

Security Description	Ticker	Shares	Cost	Market Value	Unre
MANAGED ASSETS					
- CASH & EQUIVALENTS					
FEDERATED TAX FREE OBLIGATION PRINCIPAL TBIXX SP	T_990000150	1,034.51	$1,034.51	$1,034.51	
CASH (INCOME)	USD	716.30	$716.30	$716.30	
CASH	USD	(666.05)	($666.05)	($666.05)	
TOTAL CASH & EQUIVALENTS			**$1,084.76**	**$1,084.76**	
- EQUITIES					
CIGNA CORP CI	CI	100.00	$3,925.00	$11,240.00	
MEDTRONIC INC MDT	MDT	85.00	$4,003.10	$4,728.55	
NATIONWIDE FINL SVCS INC NFS	NFS	140.00	$3,941.40	$5,947.20	
NORTHERN TR CORP NTRS	NTRS	110.00	$4,148.01	$5,922.40	
PHELPS DODGE CORP PD	PD	134.00	$4,165.96	$19,162.00	
PRUDENTIAL FINANCIAL INC PRU	PRU	133.00	$4,177.70	$10,081.40	

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nationwide Financial Services, Inc.
Incoming letter dated December 21, 2005

The proposal relates to charitable contributions.

There appears to be some basis for your view that Nationwide may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Nationwide's request, documentary support indicating that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Nationwide omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Mary Beth Breslin
Special Counsel